TSX-V: AVU US DTC: AVPMF FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

May 3, 2017	NR 09 - 2017

Drilling Begins at Slivovo Gold Project, Kosovo

• 17 drill holes planned, totaling 5,700 meters

• At least 6 general target areas to be tested

• Results-dependent program may have two follow-up phases

• Aim to increase the Slivovo resource by at least 250,000 ounces

Avrupa Minerals Ltd. (AVU:TSXV, AVPMF: US DTC) is pleased to announce that the 2017 drilling campaign on the Slivovo Project in Kosovo has started.  Peshter Mining JSC (85% Byrnecut International; 15% Avrupa Minerals) has two core rigs running on the property drilling multiple targets.  As noted in the AVU news release of February 3, 2017, the drilling is planned as a 3-phase, results-dependent program.  The drilling program is designed to discover, delineate, and define further high grade (defined in the Slivovo Project Study as 5 g/t gold or greater) gold resources at the Slivovo deposit in order to potentially create an economic mining solution for the Project.  Assuming continued success, the 3-phase program aims to add at least 250,000 ounces of gold from a number of previously-known and new targets located close to and around the present deposit.  Cost estimate for the full 3-phase program, totaling 30,000 meters, is approximately C$ 8.3 million.  Byrnecut International will fully fund the program.

At this time, Phase One is planned for 17 diamond drill holes, totaling close to 5,700 meters.  The targets to be tested include a deep (between 100 and 300+ meters from the surface) geophysical anomaly discovered during the 2016 work program, several shallow (less than 100 meters from the surface) geophysical anomalies, the Sandstone Gossan, Gossan Extension SE, Main Gossan Offset, the Buena Oro soil anomaly zone, and the Dzemail Zone.

HOLE ID	DIP (°)	AZIMUTH (°)	TD (m)	TARGET
SLV062	-60	245	350	Main Gossan Offset
SLV063	-50	65	400	Main Gossan Offset
SLV064	-50	65	390	Main Gossan Offset
SLV065	-67	55	300	Gossan Extension - SE
SLV066	-60	245	400	Main Gossan Offset
SLV067	-50	190	360	Gossan Extension - SE
SLV068	-50	65	330	Main Gossan Offset
SLV069	-60	245	280	Main Gossan Offset
SLV070	-66	55	200	Gossan Extension - SE

SLV071	-60	245	510	Deep IP anomaly
SLV072	-60	65	500	Deep IP anomaly
SLV073	-45	235	300	Sandstone Gossan
SLV074	-45	235	300	Sandstone Gossan
SLV075	-45	55	300	Sandstone Gossan
SLV076	-45	55	300	Sandstone Gossan
SLV077	-50	55	250	Buena Oro
SLV078	-50	245	200	Dzemail
17 holes			5,670	6 target zones

Table 1.  Phase 1 drill holes with target zones

Slivovo Resource Outline
DEEP GEOPHYSICAL TARGETS
Legend
2017_drill_trace
Status
Drilling
Next
Planned
N
S
W
E
525000
525500
526000
4716500
4716000
SLV069
SLV062
SLV066
SLV077
SLV064
SLV068
SLV067
SLV074
SLV073
SLV063
SLV070
SLV075
SLV076
SLV065
SLV071
SLV078
SLV072
0
0.1
0.2
0.4
Km

Figure 1.  Phase 1 drill plan showing SLV071 and SLV072 for deep geophysical target and SLV078 targeting the Dzemail Zone.

525000
525500
526000
4716500
4716000
N
S
W
E
Slivovo Resource Outline
Legend
2017_drill_trace
Status
Drilling
Next
Planned
SLV069
SLV062
SLV066
SLV077
SLV064
SLV068
SLV067
SLV074
SLV073
SLV063
SLV070
SLV075
SLV076
SLV065
SLV071
SHALLOW GEOPHYSICAL TARGETS
SLV078
SLV072
0
0.1
0.2
0.4
Km

Figure 2.  Phase 1 drill plan showing SLV062, 063, 064, 066, 068, and 069 targeting the Main Gossan Offset; SLV065, 067, and 070 targeting the SE Gossan Extension; SLV073, 074, 075, and 076 targeting the Sandstone Gossan; and SLV077 targeting the Buena Oro zone.

Paul W. Kuhn, President and CEO of Avrupa Minerals, commented, “We are pleased with our partner’s progress and their commitment to increase the size of the Slivovo gold deposit to a point where a mining solution can be achieved for the Project.  This phase is a combination of close-in resource upgrade and near-resource exploration at several compelling targets discovered during the previous three years of work at Slivovo.”

In further corporate activities, the Board of Directors has approved the issuance of 1,310,000 stock options to directors, officers and consultants to purchase common shares of the Company at an exercise price of $0.10 per share for a period of five years, expiring on April 26, 2022.

The Company has posted media interviews with Mark Brown, Chairman of the Board, and CEO Paul W. Kuhn.  The interviews may be accessed at: http://www.avrupaminerals.com/investors/media/.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,268 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa has three joint ventures, two in Portugal and one in Kosovo, including:

*

The Alvito Option Agreement with Oz Minerals Ltd. covering one license in the Ossa Morena Zone in southern Portugal, for IOCG deposits;

*

The Alvalade JV, with Colt Resources, covering one license in the Iberian Pyrite Belt of southern Portugal, for Zn/Cu-rich massive sulfide deposits.  The partner is currently in default according to the terms of the JV agreement, and Avrupa is working on a route to consolidation of the property;

*

The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

*

Avrupa’s partner at the Slivovo Gold Project in Kosovo is fully funding the program, allowing Avrupa to dilute its ownership in the JV operating company Peshter Mining JSC.  If AVU ownership goes below 10%, the interest in the project converts to a 2% NSR.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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